UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

AIR T, INC.
(Name of Issuer)

Common Stock, par value of $.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

David E. Stern
310 Miles Drive
Blue Bell, PA  19422

Telephone: 215-690-3814
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS David E. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 107,078
	6	SHARED VOTING POWER 16,841
	7	SOLE DISPOSITIVE POWER 107,078
	8	SHARED DISPOSITIVE POWER 16,841
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,919
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Barbara R. Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,873
	6	SHARED VOTING POWER 111,046
	7	SOLE DISPOSITIVE POWER 12,873
	8	SHARED DISPOSITIVE POWER 111,046
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,919
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Shares, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.                      Identity and Background.

(a)           This Schedule 13D is being filed jointly by David E. Stern and Barbara R. Wagner, husband and wife.  Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

This statement is filed by the Reporting Persons, with respect to the shares of Common Stock beneficially owned by them.

(b)           The principal business address of the Reporting Persons is Friedman Schuman, PC, 101 Greenwood Avenue, Fifth Floor, Jenkintown, Pennsylvania 19046.

(c)           The principal employment of Mr. Stern is attorney at Friedman Schuman, PC, 101 Greenwood Avenue, Fifth Floor, Jenkintown, Pennsylvania 19046.

The principal employment of Barbara Wagner is medical school administrator at the University of Pennsylvania, Suite 100, Stemmler Hall, Philadelphia, PA 19104.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The reporting persons are citizens of the United States of America.

CUSIP NO. 009207101

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases at an aggregate cost of $1,057,091 with personal investment capital of the Reporting Persons.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock because they believe that the Common Stock is undervalued.  The Reporting Persons’ intent is to influence the policies of the Issuer and assert the Reporting Persons’ shareholder rights, with a goal of maximizing the value of the Common Stock.

Mr. Stern has requested that the Board of Directors of the Issuer rescind the “poison pill” approved by the Board of Directors on March 26, 2012.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K, for the period ended March 31, 2012) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
David E. Stern	107,078	4.4%
Barbara R. Wagner	12,873	0.5%
David E. Stern and Barbara R. Wagner	3,968	0.2%
TOTAL	123,919	5.1%

CUSIP NO. 009207101

(b)         David E. Stern has sole voting and dispositive power over 107,078 shares, and shared voting and dispositive power over 16,841 shares.  Barbara R. Wagoner has sole voting and dispositive power over 12,873 shares, and shared voting and dispositive power over 111,046 shares.  The Reporting Persons share beneficial ownership of the same 123,919 shares.

(c)         The following purchases have occurred during the past sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
David E. Stern	05/22/12	500	9.05	Open market purchase
David E. Stern	06/05/12	300	8.49	Open market purchase
David E. Stern	06/05/12	550	8.50	Open market purchase
David E. Stern	06/06/12	600	8.50	Open market purchase
David E. Stern	06/06/12	400	8.55	Open market purchase
David E. Stern	06/06/12	300	8.36	Open market purchase
David E. Stern	06/07/12	500	8.25	Open market purchase
David E. Stern and Barbara R. Wagner	05/22/12	500	9.02	Open market purchase
David E. Stern and Barbara R. Wagner	05/23/12	187	9.09	Open market purchase
David E. Stern and Barbara R. Wagner	05/24/12	500	9.16	Open market purchase
David E. Stern and Barbara R. Wagner	05/25/12	371	9.08	Open market purchase
David E. Stern and Barbara R. Wagner	06/08/12	300	8.25	Open market purchase
David E. Stern and Barbara R. Wagner	06/12/12	500	8.22	Open market purchase
David E. Stern and Barbara R. Wagner	06/13/12	300	8.23	Open market purchase
David E. Stern and Barbara R. Wagner	06/14/12	8	8.22	Open market purchase
David E. Stern and Barbara R. Wagner	06/15/12	502	8.05	Open market purchase
David E. Stern and Barbara R. Wagner	06/19/12	400	8.19	Open market purchase
David E. Stern and Barbara R. Wagner	06/21/12	400	8.38	Open market purchase

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP NO. 009207101

Other than the Joint Filing Agreement filed as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 26, 2012

/s/ David E. Stern David E. Stern /s/ Barbara R. Wagner Barbara R. Wagner

CUSIP NO. 009207101

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D as amended to date, with respect to the shares of Common Stock, par value $.25 per share, of  Air T, Inc., and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:           June 26, 2012

/s/ David E. Stern
David E. Stern

/s/ Barbara R. Wagner
Barbara R. Wagner